Exhibit (O)(1)

Merx Aviation Finance LLC, and Subsidiaries

Consolidated Financial Statements

For the year ended March 31, 2015

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES

FINANCIAL STATEMENTS FOR THE YEAR ENDED MARCH 31, 2015

Independent Auditors’ Report

to the Management of Merx Aviation Finance LLC, and its subsidiaries

We have audited the accompanying consolidated financial statements of Merx Aviation Finance LLC, and its subsidiaries, which comprise the consolidated statement of financial position as at 31 March, 2015, and the related consolidated statement of operations, of changes in member’s equity and cashflows for the year then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Merx Aviation Finance LLC, and its subsidiaries at 31 March, 2015 and the results of their operations and cash flows for the year then ended in accordance with accounting principles generally accepted in United States of America.

/s/ PricewaterhouseCoopers

Dublin, Ireland

29 June 2015

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in thousands)

	Notes	March 31, 2015
Current assets
Cash and cash equivalent	4	$4,366
Restricted cash	4	7,530
Interest receivable and other assets		17,782
Deferred income taxes	15	1,450
Due from affiliates	3	160

		$31,288

Non-current assets
Investment securities	8	$270,098
Interest in joint venture	7	12,993
Aircraft held for lease, net of depreciation	6	591,659

		$874,750

Total assets		$906,038

Current liabilities
Interest payable		$1,769
Deferred revenue		3,392
Accrued expenses and other liabilities	13	3,979
Notes payable	9	35,633
Due to affiliates	3	181

		$44,954

Non-current liabilities
Derivative financial liabilities	10	$537
Lease deposit liability	11	8,451
Accrued maintenance liability		47,530
Notes payable	9	654,766

		$711,284

Total liabilities		$756,238

Member’s equity		$149,800

Total liabilities and member’s equity		$906,038

The notes on pages 7 to 15 form an integral part of these financial statements

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands)

	Notes	For the year ended March 31, 2015
Revenues
Lease rental revenue		$43,189
Investment income		31,283
Management fee income		1,031
Redelivery income	14	4,634
Other income		687

Total revenues		$80,824

Expenses
Interest expense		$45,114
Depreciation and amortization expense		20,845
Management fee expense		1,233
Compensation expenses and benefits		4,821
Selling, other general and administrative expenses		1,445

Total expenses		$73,458

Other income (expenses)
Interest in losses in joint venture		$(2,071)
Loss on sale of aircraft		(1,234)
Fair value loss on derivative financial liability		(537)

Net profit before taxes		$3,524

Income tax provision	15	1,446

Net profit after taxes		$4,970

The notes on pages 7 to 15 form an integral part of these financial statements

MERX AVIATION FINANCE LLC, AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN MEMBER’S EQUITY

(in thousands)

Member’s equity
Balance at March 31, 2014	$131,330
Capital contributions	13,500
Net profit after taxes	4,970

Balance at March 31, 2015	$149,800

The notes on pages 7 to 15 form an integral part of these financial statements

MERX AVIATION FINANCE LLC, AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

For the year ended March 31, 2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit after tax	$4,970
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	20,845
Loss on sale of aircraft	1,234
Fair value loss on financial instruments	537
Share in joint venture loss	2,071
Deferred income tax benefit	(1,450)
Changes in operating assets and liabilities net of effects of business acquired
Interest receivable and other assets	(11,339)
Interest payable	665
Due from affiliates	(90)
Accrued expenses	2,173
Deferred revenue	2,958
Due to affiliate	181

Net cash provided by operating activities	$22,755

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of aircraft held for lease	$(96,474)
Proceeds from disposal of aircraft held for lease	12,018
Receipts from investments in securities and joint venture	27,782
Restricted cash	(7,530)
Lease deposits received	1,018
Maintenance reserves claims	(541)
Maintenance reserves receipts	5,777

Net cash used in investing activities	$(57,950)

CASH FLOWS FROM FINANCING ACTIVITIES:
Drawdown of notes payable	$51,750
Repayment of notes payable	(17,520)

Net cash provided by financing activities	$34,230

NET DECREASE IN CASH AND CASH EQUIVALENTS	$(965)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	$5,331

CASH AND CASH EQUIVALENTS, END OF YEAR	$4,366

Supplemental Disclosure
Cash paid during the year for:

Interest	$44,449
Tax	$4

The following non-cash activities occurred during the year:
Drawdown of notes payable	$319,743
Transfer of maintenance reserve and security deposit	$45,836
Member capital contribution	$13,500
Acquisition of aircraft	$(379,079)

The notes on pages 7 to 15 form an integral part of these financial statements

MERX AVIATION FINANCE LLC, AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

(in thousands except share and per share amounts)

Note 1. Organization

Merx Aviation Finance, LLC (and its subsidiaries, “Merx Aviation”, the “Company”, “we”, “us”, or “our”), a Delaware limited liability company, was formed under the name “Merx Aviation Finance Holdings II, LLC”. The Company was formed by Apollo Investment Corporation (“AIC”), a Maryland corporation. On March 31, 2014, AIC entered into an agreement whereby it exchanged its 100% member interest in Merx Aviation Finance Holdings, LLC (“Holdings, LLC”) for a 100% member interest in the Company. In connection with the exchange all debt (the “Revolver”, discussed in Note 9) and equity due to AIC held by Holdings, LLC was assumed by the Company, and in return the Company received equity in Holdings, LLC. The Company commenced operations March 31, 2014 and elected a fiscal year end of March 31. On August 1, 2014 the Company changed its name to “Merx Aviation Finance, LLC”. AIC was the sole member of the Company as of March 31, 2015. In addition to consolidating its subsidiaries incorporated in the United States, the Company also consolidated subsidiaries incorporated under the laws of Ireland, and the laws of the United Kingdom. The Company is principally engaged in acquiring and leasing commercial aircraft to airlines throughout the world. The Company’s executive offices and employees are based in New York City, New York, and all employees are directly employed by Merx Aviation.

Note 2. Significant Accounting Policies

Basis of Accounting and Principles of Consolidation — The consolidated financial statements presented are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. While the Company believes that the estimates and related assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates, and such differences could be material.

The consolidated financial statements include the accounts of Merx Aviation and all of its subsidiaries as well as those entities for which Merx Aviation is deemed to be the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation. We use judgment when (a) evaluating whether an entity is subject to consolidation as a variable interest entity (“VIE”), (b) identifying the entity’s variable interest holders, (c) estimating the potential expected losses and residual returns that may inure to the variable interest holders, and (d) assessing whether Merx Aviation is the primary beneficiary. When evaluating whether Merx Aviation is the primary beneficiary, we consider (1) the entity’s purpose and design, and the risks that are intended to be passed on its variable interest holders, (2) whether Merx Aviation has the power to direct the activities that most significantly impact the entity’s economic performance, and (3) whether Merx Aviation’s obligation to absorb losses of the entity or the right to receive benefits from the entity could potentially be significant to the VIE. When certain events occur, we reconsider whether we are the primary beneficiary of VIEs. We do not reconsider whether we are a primary beneficiary solely because of operating losses incurred by an entity.

Risk and Uncertainties — In the normal course of business, Merx Aviation encounters several significant types of economic risk including credit, market, aviation industry and capital market risks. Credit risk is the risk of another party’s inability or unwillingness to make contractually required payments and to fulfill its other contractual obligations. Market risk reflects the change in the value of the investments due to changes in interest rate spreads or other market factors, including the value of collateral underlying the investments. Aviation industry risk is the risk of a downturn in the commercial aviation industry which could adversely impact a lessee’s ability to make payments, increase the risk of unscheduled lease terminations and depress lease rates and the value of the Company’s aircraft. Capital market risk is the risk that the Company is unable to obtain capital at reasonable rates to fund the growth of our business or to refinance existing debt facilities.

Cash and Cash Equivalents — The Company considers highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents.

Aircraft Held for Lease and Depreciation— Aircraft held for lease are stated at cost and depreciated using the straight-line method, typically over a 25-year life from the date of manufacture. Estimated residual values are generally determined to be approximately 10% of the purchase price. Management may make exceptions to this policy on a case-by-case basis when, in its judgment, the residual value or the useful life calculated pursuant to this policy does not appear to reflect current expectations of value.

In accounting for aircraft held for lease, we make estimates about the expected useful lives and the estimated residual values. In making these estimates, we rely upon industry experience with the same or similar aircraft types and our anticipated lessee’s utilization of the aircraft.

When we acquire an aircraft with a lease, determining the fair value of the attached lease requires us to make assumptions regarding the current fair value of the lease for a specific aircraft. If a lease is below or above the range of current lease rates, the resulting lease discount or premium is amortized into lease rental income over the remaining term of the lease.

Repair and Maintenance of Aircraft — Major improvements and modifications incurred in connection with the acquisition of aircraft that are required to get the aircraft ready for use are capitalized and depreciated over the remaining life of the aircraft.

Impairment of Aircraft — We perform a recoverability assessment of all aircraft in our fleet, on an aircraft-by-aircraft basis, at least annually. In addition, a recoverability assessment is performed whenever events or changes in circumstances or indicators indicate that the carrying amount or net book value of an asset may not be recoverable. Indicators may include but are not limited to a significant lease restructuring or early lease termination, significant air traffic decline, the introduction of newer technology aircraft or engines, the discontinuation of the production of an aircraft type or an issuance of a significant airworthiness directive. When we perform a recoverability assessment, we measure whether the estimated future undiscounted net cash flows expected to be generated by the aircraft exceed its net book value. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates, transition costs, estimated down time and estimated residual or scrap values for an aircraft. In the event that an aircraft does not meet the recoverability test, the aircraft will be adjusted to the current fair value, resulting in an impairment charge.

Management develops the assumptions used in the recoverability analysis based on current and future expectations of the global demand for a particular aircraft type and historical experience in the aircraft leasing market and aviation industry, as well as information received from third party industry sources. The factors considered in estimating the undiscounted cash flows are impacted by changes in future periods due to changes in contracted lease rates, residual values, economic conditions, technology, airline demand for a particular aircraft type and other factors. The recoverability of the value of these aircraft is more sensitive to changes in contractual cash flows, future cash flow estimates and residual values or scrap values for each aircraft.

Investment Securities — Where the Company has the intent and ability to hold securities for the foreseeable future, we have classified them as held-for-investment. These investments are reported in the balance sheet at outstanding principal adjusted for any charge-offs, repayments, allowance for loan losses, any deferred fees or costs on originated loans, and any unamortized premiums or discounts.

Investment in Joint Venture — The Company recognizes investments in joint ventures using the equity method of accounting. Investments accounted for under the equity method are recorded at the amount of the Company’s investment and adjusted each period for the Company’s share of the investee’s income or loss.

Lease Rental Revenue — The Company leases aircraft principally pursuant to operating leases and recognizes rental income on a straight-line basis over the term of the lease. The difference between the rental income recorded and the cash received under the provisions of the lease is included in rental receivables. An allowance for doubtful accounts will be recognized for past-due rentals based on management’s assessment of collectability.

All of the Company’s lease agreements are triple net leases whereby the lessee is responsible for all taxes, insurance, and aircraft maintenance.

Investment Income — Interest income is recognized on an accrual basis. Discounts or premiums are accreted into interest income on an effective yield or “interest” method based upon a comparison of actual and expected cash flows, through the expected maturity date of the loan.

Management Fees — Management fees are accounted for on an accruals basis.

Interest Expense — Interest expense is recorded on an accrual basis.

Income Taxes — The Company and three of its subsidiaries are single member limited liability companies and were structured as disregarded entities for U.S. federal, state and local tax purposes. Accordingly no provision for income taxes is made for these Companies.

One of the Company’s subsidiaries is structured as a taxable entity for U.S. federal, state and local tax purposes. Accordingly, the Company uses the liability method in accounting for deferred income taxes for this subsidiary. Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to temporary differences between the carrying value and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to be reversed. A valuation allowance is established, if necessary, to reduce deferred tax assets to the amount estimated to be recoverable. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities.

The Company wholly owns subsidiaries which qualify as controlled foreign corporations for U.S. federal, state and local tax purposes. These entities are subject to tax at the rate of their jurisdiction of incorporation.

Derivative Financial Instruments

The Company enters into derivative contracts to manage its exposure to interest rate risk. Interest rate swaps are used to minimize exposures to interest rate movement on underlying debt obligations of the Company. Derivatives are included in assets when their fair value is positive and liabilities when their fair value is negative, unless there is a legal ability and intention to settle net. Gains and losses from changes in fair values are recorded in the consolidated statement of operations. During the year ended March 31, 2015, the Company did not apply hedge accounting to any of its derivative instruments.

Fair Value Measurements

Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

In some cases, the inputs used to measure fair value can fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial instrument is based on the lowest level of input that is significant to the fair value measurement. Transfers between levels of the fair value hierarchy are recognized at the beginning of the reporting period.

Recent Accounting Pronouncements In May 2013, the FASB issued re-exposure draft “Leases” ( the Lease Re-ED”) which would replace the existing guidance in the Accounting Standards Codification(“ASC”) 840 (“ASC 840”), Leases. In March 2014 the FASB decided that the accounting for leases by lessors would basically remain unchanged from the concepts existing in current ASC 840 accounting. In addition, the FASB decided that a lessor should be precluded from recognizing selling profit and revenue at lease commencement for any sales-type or direct finance lease that does not transfer control of the underlying asset to the lease. This requirement aligns the notion of what constitutes a sale in the lessor accounting guidance with that in the forthcoming revenue recognition standard, which evaluates whether a sale has occurred from the customer’s perspective. We anticipate that the final standard may have an effective date no earlier than 2017. We believe that when and if the proposed guidance becomes effective, it will not have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB and the International Accounting Standards Board (the “IASB”) issued an accounting standard that provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Lease contracts within the scope of ASC 840, Leases, are specifically excluded from ASU No. 2014-09. The standard’s core principle is that an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard will be effective for the fiscal year beginning after January 1, 2017 and subsequent interim periods and may have an impact on the Company’s consolidated financial statements.

In August 2014, the FASB issued an accounting standard that requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosure in certain circumstances. Management should evaluate whether there are conditions or events, considered in the aggregate, that raises substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or available to be issued, when applicable). The new standard will be effective for all entities in the first annual period ending after December 15, 2016. The Company is currently evaluating the requirements of the new standard in terms of analysis and disclosure on the consolidated financial condition, results of operations or cash flows.

On January 9th 2015, the FASB issued this ASU which eliminates the concept of extraordinary items from GAAP. Subtopic 225-20, Income Statement—Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. ASU 2015-01 eliminates the separate presentation of extraordinary items but does not change the requirement to disclose material items that are unusual or infrequent in nature. The ASU is effective for annual periods beginning after December 15, 2015, and interim periods within those annual periods. The Company is currently evaluating the requirements of the new standard in terms of analysis and disclosure on the consolidated financial statements.

Note 3. Related Party Arrangements

The Company has an Administration Agreement (the “Administration Agreement”) with Apollo Investment Administration, LLC (the “Administrator” or “AIA”), under which the Administrator, subject to review by the Company and the Board of Directors of AIC, provides administrative services to the Company. AIA is an affiliated entity of Apollo Investment Management, L.P. which provides investment advisory services to AIC. The Administration Agreement provides that Merx Aviation will reimburse the Administrator for all costs and expenses incurred by Administrator in performing its obligations and providing personnel under the agreement. Additionally, Merx Aviation will bear all costs and expenses incurred by any person or entity, including the Administrator, in connection with the business operations of the Company, including, without limitation, payments based upon the allocable portion for the Company of the Administrator’s overhead in performing its obligations. For the year ended March 31, 2015, the Company recognized $150 due to AIA for providing administrative services via an affiliate. Apollo Global Management (“AGM”) is an affiliate of both AIA, and AIC, and pays certain expenses on behalf of the Company and other affiliates. Accordingly, the Company periodically reimburses AGM for expenses paid on its behalf.

The Company is party to an Asset Management Agreement with an affiliate, Apollo Credit Opportunity Fund III (“COF III”), under which Merx Aviation provides administrative and asset services. For providing these services, the Company receives management fees. For the year ended March 31, 2015, the operating Company recognized $1,031 in management fee income from COF III.

The Company through its subsidiaries has invested in fixed rate notes and junior profit participating notes issued by an affiliate, Merx Aviation GA Telesis 1 Limited (“Merx GAT”), of which the company holds 47.5% ownership interest through a joint venture with other parties. The Company’s share of Merx GAT net loss as well as assets and liabilities are disclosed in the consolidated financial statements and expanded upon in Note 7.

The following related party balances are included in the consolidated statement of financial position.

March 31, 2015
Due from affiliates
Management fees – COF III	$85
Expense reimbursements – Merx GAT	75

Total	$160

Due to affiliates
Expense reimbursements – AGM	$181

Total	$181

Refer to Note 9 for details on Revolving Loan with AIC.

Note 4. Cash and Cash Equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less, and bank overdrafts. The total amount of cash and cash equivalents including restricted cash held at March 31, 2015 was $11,896. This included $7,530 of restricted cash held for maintenance reserves and security deposit and $4,366 unrestricted.

The Standard & Poor’s credit rating of JP Morgan & Chase N.A. for the year ended March 31, 2015 was A and Allied Irish Bank p.l.c. was Ba1.

Note 5. Unconsolidated Variable Interest Entities

The Company, through its subsidiaries, has investments in certain securitization vehicles; however the Company does not have the power to direct the activities that most significantly impact economic performance. As such, the Company is not considered to be the primary beneficiary, and therefore does not include these VIEs in consolidation. The securitized vehicles are in the business of owning and leasing aircrafts. At March 31, 2015 VIE’s total assets is $1,651,324 and total liabilities is $1,674,134. The Company’s maximum exposure is limited to its investments, $270,098.

Note 6. Aircraft Held for Lease

Aircraft held for lease are stated at cost and depreciated using the straight-line method. The balances are as follows:

March 31, 2015
Balance at March 31, 2014	$149,777
Acquisitions	475,553
Dispositions	(13,252)
Depreciation	(20,419)

Balance at March 31, 2015	$591,659

Note 7. Investment in Joint Venture

As detailed in Note 3, the Company, through its subsidiaries, has an investment in a joint venture, Merx GAT. The Company recorded the investment at cost and adjusted each period for the Company’s share of the investee’s income or loss. Summarized financial information of the joint venture is set out below:

March 31, 2015
Total assets	$53,798
Total liabilities	(62,428)

Total equity (loss)	$(8,630)

Note 8. Investment Securities

The Company, through its subsidiaries has investments in debt instruments issued by certain securitization vehicles (refer to Note 5) as summarized below:

As of March 31, 2015

	Stated Maturity	Outstanding Face Amount	Amortized Cost Basis
Unsecured securities, held for investment	January 2018	$90,857	$90,857
Unsecured securities, held for investment	July 2020	179,241	179,241

Total unsecured securities held for investment		$270,098	$270,098

The fair value of the investments approximates their amortized cost. The fair value has been estimated, using Level 3 inputs, by management in the absence of readily determinable market prices and recognizing the illiquid nature of the instruments. No impairment was recorded during the year ended March 31, 2015.

Note 9. Notes Payable

Interest on the Revolver is paid quarterly on December 20, March 20, June 20 and September 20 at an annual rate of 12.00%, commencing on March 31, 2014.

Some of the Company’s aircraft were partially financed with debt from third parties. As the notes are held by subsidiaries and are secured by a lien on the specific aircraft acquired, with no recourse against any other aircraft or asset owned by the Company or its subsidiaries, management has estimated that the fair value of each of the notes approximates their amortized cost. Management determines fair value based on level three inputs. A summary of the Revolver and notes outstanding as of March 31, 2015 is given below:

	Issuance	Original	Outstanding	Amortised	Interest
	Date	Principal	Borrowing	Cost	Rate
Note Payable due April 2015	Sep-13	$7,500	$4,852	$4,852	5.79%
Revolving Loan due October 2018	Mar-14	352,084	352,084	352,084	12.00%
Note Payable due December 2018	Aug-13	10,000	8,200	8,141	6.72%
Note Payable due December 2018	Aug-13	11,000	9,054	8,989	6.73%
Note Payable due March 2024	Mar-14	22,000	20,786	20,439	4.17%
Note Payable due April 2024	Apr-14	22,000	20,758	20,412	4.17%
Note Payable due April 2017	Jun-14	72,000	67,469	66,790	4.17%
Note Payable due July 2018	Mar-15	20,992	20,992	20,709	2.72%
Note Payable due February 2021	Mar-15	24,182	24,182	23,851	2.77%
Note Payable due April 2017	Mar-15	9,325	9,325	9,201	2.77%
Note Payable due August 2023	Mar-15	26,813	26,813	26,445	2.78%
Note Payable due September 2023	Mar-15	26,813	26,813	26,445	2.78%
Note Payable due July 2018	Mar-15	12,162	12,162	11,997	2.77%
Note Payable due February 2019	Mar-15	20,311	20,311	20,036	2.77%
Note Payable due November 2017	Mar-15	17,654	17,654	17,417	2.77%
Note Payable due December 2025	Mar-15	32,198	32,198	31,756	2.77%
Note Payable due October 2022	Mar-15	21,127	21,127	20,837	2.77%

Total at March 31, 2015			$694,780	$690,399

Scheduled repayments of these notes over the next five years and thereafter are as follows:

Years ending March 31,	Amount
2016	$35,633
2017	33,588
2018	99,750
2019	409,133
Thereafter	112,295

Total	$690,399

Note 10. Derivative Financial Liabilities

The Company utilizes interest rate swap contracts to economically hedge its variable interest rate exposure on certain of its notes payable. An interest rate swap is an instrument in which two parties agree to exchange interest rate cash flows based on a specified notional amount from a fixed rate to a floating rate or from one floating rate to another. Under the swap transactions the Company makes fixed rate payments and receives floating rate payments to convert the floating rate notes payable to fixed rate obligations to better match the fixed rate cash flows from the leasing of aircraft. Derivative financial instruments measured at fair value are calculated using Level 2 inputs.

The table below shows the fair values of derivative financial instruments, recorded as assets or liabilities, together with their notional amounts as of March 31, 2015. The notional amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which changes in the value of derivatives are measured. The notional amounts indicate the volume of transactions outstanding at year end and are indicative of neither the market risk nor the credit risk.

	Contract notional Amount	Fair value assets	Fair value liabilities
Interest rate swaps	$144,916	$—	$537

Note 11. Lease Deposit Liability

At March 31, 2015, cash security deposits in connection with lease agreements amounted to $8,451. Lease deposit liabilities are generally refundable at the end of the contract lease period after all lease obligations have been met by the lessee. In addition, letters of credit in the amount of $2,819 were also obtained.

Note 12. Rental Income

The minimum future rentals on non-cancelable operating leases of aircraft in our fleet as of March 31, 2015, are as follows:

Years ending March 31,	Amount
2016	$76,012
2017	76,011
2018	55,398
2019	35,902
Thereafter	169,600

Total	$412,923

Geographic and credit risks

Lease rental revenue is derived mainly from leasing aircraft to various operators around the world. The net book value and percentage of total net book value of the Company’s aircraft held for lease, operating in each geographical region as of March 31, 2015 is as follows:

	March 31, 2015%
Asia/Pacific	$111,776	18.9%
Africa	20,370	3.4%
Europe	140,655	23.9%
North America	115,668	19.5%
Latin America	188,226	31.8%
Off Lease	14,964	2.5%

Total	$591,659	100.0%

Revenues include rentals of flight equipment to non-U.S. domiciled airlines of approximately $2,629 for the year ended March 31, 2015. The distribution of lease rental income by location of each airlines principal place of business is presented below:

	March 31, 2015%
Asia/Pacific	$47	0.1%
Africa	45	0.1%
Europe	15,491	35.9%
North America	8,668	20.1%
Latin America	18,938	43.8%

Total	$43,189	100.0%

Note 13. Accrued expenses and other liabilities

Accrued expenses were primarily related to operating expenses, legal fees, management fees, employee compensation expenses and professional services due to AIC.

Note 14. Redelivery Income

When, on redelivery of an aircraft, its maintenance condition differs from that contracted, a cash compensation payment may be agreed between the parties. During the period the company received $4,634 redelivery income.

Note 15. Income Taxes

Our aircraft-owning subsidiary is recognized as a corporation for U.S. tax purposes and is subject to U.S. federal, state, and local income taxes. Income taxes have been provided for based upon the tax laws and rates in the United States of America in which our operations are conducted and income is earned. Profit from continuing operations before income taxes for the year March 31, 2015 was $3,524. The components of the income tax provision for the year to March 31, 2015 consisted of the following:

Current	For the year ended March 31, 2015
United States state tax	$4

Current income tax provision	$4

Deferred
Domestic tax	$(1,452)
Foreign tax	2

Deferred income tax benefit	$(1,450)

Total	$(1,446)

Significant components of the Company’s deferred tax assets and liabilities at March 31, 2015 consisted of the following:

	Assumed from Merx Holdings LLC	For the period to March 31, 2015	Period Ended March 31, 2015

Deferred tax assets:
Compensation and benefits	$249	$(249)	$—
Net operating loss	2,927	(234)	2,693
Other deductions	108	(108)	—

Total deferred tax assets	$3,284	$(591)	$2,693

Deferred tax liabilities:
Depreciation	$(1,512)	$533	$(979)
Compensation and benefits	—	(249)	(249)
Other deductions	—	(13)	(13)

Total deferred tax liabilities	$(1,512)	$271	$(1,241)

Valuation allowance:
Valuation allowance	(1,772)	1,772	—

Net deferred tax	$—	$1,452	$1,452

The Company had approximately $7,694 of net taxable operating loss (“NOL”) carry forwards available at March 31, 2015 to offset future taxable income subject to U.S. graduated tax rates. If not utilized, these carry forwards begin to expire in 2033. Deferred tax assets and liabilities are netted as they both fall within the U.S. tax jurisdiction. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities.

The Company is subject to examination by taxing authorities in the U.S. for all periods since inception.

Note 16. Commitments and Contingencies

Other than those items disclosed in Note 17 below, there were no commitments and contingencies as of March 31, 2015.

Note 17. Subsequent Events

The Company has evaluated subsequent events through June 29, 2015, the date these financials were authorized for issuance. On April 2, 2015 the Company through one of its subsidiaries purchased an aircraft financed by an intercompany loan and third party loan. As of June 24, 2015, the Company had sold several aircraft. Accordingly, the Company has paid in full all notes payable (disclosed in Note 9) secured by sold aircraft. No other subsequent events have occurred which require disclosure in the consolidated financial statements.